Exhibit 99.1

BELLUS Health Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7

For further information, please contact:

Lise Hébert, Ph.D.	Tel: (450) 680-4572 lhebert@bellushealth.com
BELLUS HEALTH INC. PROVIDES AN UPDATE ON THE FINANCING AND THE
RESTRUCTURING OF EXISTING NOTES
Laval, QUEBEC, April 8, 2009 — Further to the press release of March 31, 2009, BELLUS Health Inc. (“BELLUS Health”) (TSX: BLU) is providing additional information regarding the announced financing and restructuring of its existing notes.
As announced on March 31, 2009, BELLUS Health has entered into binding letter agreements with each of Vitus Investments III Private Limited, a corporation whose shares are beneficially owned by Mr. Carlo Bellini, and Victoria Square Ventures Inc. (the “Investors”) pursuant to which Vitus Investments III Private Limited will purchase Cdn. $10 million of new convertible notes of BELLUS Health and Victoria Square Ventures Inc. will purchase Cdn. $10.5 million of such notes, for a total financing commitment of Cdn. $20.5 million. The obligations of each of the Investors to subscribe for such notes are subject to a number of customary conditions precedent for a transaction of this nature, such as the execution of definitive agreements, the granting of security by BELLUS Health and certain of its Subsidiaries in favour of the Investors, and the obtaining of all regulatory approvals. In addition, the closing is subject to the restructuring of BELLUS Health’s current debt and certain of its obligations as described below.
BELLUS Health has made an application to the Toronto Stock Exchange under the provisions of Section 604(e) of the Company Manual for an exemption from shareholder approval requirement on the basis that BELLUS Health is in serious financial difficulty because of its cash position and the lack of immediate availability of capital in the public or private markets. The transaction would otherwise require shareholder approval on the grounds that the potential issuance, assuming conversion of the new convertible notes in full (without giving effect to the payment of interest or dividends in common shares of BELLUS Health on such instruments), of 75,747,000 common shares to Victoria Square Ventures Inc. and 51,500,000 common shares to Vitus Investments III Private Limited, may result in Victoria Square Ventures Inc. and Vitus Investments III Private Limited controlling, after conversion of all new convertible notes and the preferred shares held or to be issued (as provided below) by Victoria Square Ventures Inc., Vitus Investments III Private Limited and the FMRC Family Trust, up to approximately 32% and 20%, respectively, of the outstanding common shares of BELLUS Health. Moreover, in connection with the restructuring of its existing notes described below, the FMRC Family Trust, an insider of BELLUS Health, will receive, assuming full conversion of the preferred shares described below (without giving effect to the payment of dividends in common shares of BELLUS Health on such preferred shares), 20,124,000 common shares of BELLUS Health, may result in the FMRC Family Trust controlling, after conversion of all new convertible notes and the preferred shares held by Victoria Square Ventures Inc., Vitus Investments III Private Limited and the FMRC Family Trust, up to approximately 11% of the outstanding common shares of BELLUS Health. Under the TSX Company Manual, the transaction will have a material effect on the control of BELLUS Health and result in the potential issuance of common shares representing more than 10% of BELLUS Health’s issued and outstanding common shares to two insiders, namely Victoria Square Ventures Inc. and the FMRC Family Trust. In addition, at the time of the conversion of the new convertible notes, the preferred shares, the existing convertible notes and the notes issuable to the landlord of BELLUS Health, in addition to the payment of interests or dividends, as applicable, upon each of these instruments in common shares of BELLUS Health in accordance with their terms, BELLUS Health may be issuing greater than 25% of the number of its currently outstanding common shares. Finally, the “full ratchet” anti-dilution protection features of the new convertible notes described below would also otherwise require shareholder approval.
A committee of independent directors and the full board of directors of BELLUS Health have each determined that the company meets the requirements of the TSX serious financial difficulty exemption as well as the exemption from the application of the related party transaction requirements under National Instrument 61-101, on the basis that the transaction is reasonable in the circumstances and is designed to improve the financial situation of BELLUS Health.
Victoria Square Ventures Inc. and entities affiliated to it currently own, directly or indirectly, or exercise control over 6,897,918 common shares of BELLUS Health (or approximately 13.8% of its outstanding common shares), after giving effect to the reorganization of the shareholdings of Picchio Pharma Inc. announced on December 18, 2008. Victoria Square Ventures Inc. is a wholly-owned subsidiary of Power Corporation.
The FMRC Family Trust and entities affiliated to it currently own, directly or indirectly, or exercise control over 5,981,254 common shares of BELLUS Health (or approximately 11.95% of its outstanding common shares), after giving effect to the reorganization of the shareholdings of Picchio Pharma Inc. announced on December 18, 2008.
Details of the Financing
The new convertible notes in the amount of Cdn. $20.5 million to be issued to the Investors will be secured, subject to certain permitted encumbrances, by a first charge on all of the assets of BELLUS Health and certain of its subsidiaries and be convertible into common shares of BELLUS Health at Cdn. $0.20 per share (the “Financing Conversion Price”). Interest will be capitalized on the new notes at the rate of 15% per year and the notes will mature 5 years and one day from the date of issuance. The issue price of the new convertible notes will be paid to BELLUS Health in a first tranche of Cdn.$10 million (Cdn.$5 million from Vitus Investments III Private Limited and Cdn.$5 million from Victoria Square Ventures Inc.) and a second tranche of Cdn.$10.5 (Cdn.$5 million from Vitus Investments III Private Limited and Cdn.$5.5 million from Victoria Square Ventures Inc.).
The new convertible notes will include customary anti-dilution provisions in respect of issuances of securities or distributions to shareholders and, in the event BELLUS Health issues additional equity or equity-linked securities at a price per common share that is less than the Financing Conversion Price then in effect, “full ratchet” anti-dilution protection (which will have the effect of lowering the Financing Conversion Price to the new issue price of equity or equity-linked securities), subject to certain exceptions. In addition, the new convertible notes will contain adjustment provisions in the event of a change of control and negative covenants as well as a pre-emptive right in respect of future financings of BELLUS Health. The exercise of pre-emptive rights will be subject to regulatory approval. The aggregate amount of new convertible notes to be issued to the Investors will be increased by Cdn. $615,000 as a set up fee in connection with the financing.
Assuming that each of the new convertible notes remain outstanding until maturity, are converted in full at the Financing Conversion Price and that all interest thereon are paid by the issuance of common shares of BELLUS Health at the Financing Conversion Price, the maximum number of common shares issuable under the new convertible notes is 212,349,035, representing a 424% potential dilution factor.
Pursuant to the binding letter agreements with the Investors, each of Vitus Investments III Private Limited and Victoria Square Ventures Inc. shall have the right to nominate two (2) members to the Board of Directors of BELLUS Health and BELLUS Health has agreed to seek the reduction of the size of its Board of Directors from twelve (12) to eight (8) directors at its next annual general meeting.
Amendment to terms of 2026 Notes and 2027 Notes and in Respect of Leased Premises
Prior to this financing, BELLUS Health and all of the noteholders have agreed to amend the terms of the outstanding 2026 and 2027 convertible notes to either make them convertible into a new series of preferred shares of BELLUS Health and to have these notes converted into such preferred shares immediately, or to otherwise amend the existing notes which shall remain outstanding. The features of the new convertible notes to be issued to the Investors, the terms of the preferred shares as well as the amended terms of the notes are set forth below.
In addition, the landlord of the main premises of BELLUS Health, in Laval, Quebec, has agreed, effective April 1, 2009 and continuing through and including the period for which rent is payable on March 1, 2011 (on which date Bellus shall have the right to terminate the lease (the “First Termination Option”)), to defer BELLUS Health’s base rent by Cdn. $166,667.00 per month (the “Deferred Rent”). In the event BELLUS Health does not exercise its First Termination Option, the monthly Deferred Rent will continue for an additional twelve-month period under March 31, 2012 (on which date BELLUS Health shall have the right to terminate the lease (the “Second Termination Option”)). The Deferred Rent shall bear interest at the rate of ten percent (10%) annually, calculated from the first date of the month when any such component of Deferred Rent becomes due and payable. Deferred Rent and the accrued interest thereon shall be evidenced by promissory notes issued by BELLUS Health to its landlord on the first day of each month when such Deferred Rent becomes due. The notes shall be payable in cash or, at the option of Bellus, through the issuance of common shares at the market price on the day that the notes become payable. Deferred Rent and all notes evidencing Deferred Rent shall be payable on March 31, 2011 in the event that the First Termination Option is exercised or, alternatively, on March 31, 2012. In the event that the lease is terminated under the First Termination Option or the Second Termination Option, BELLUS Health will pay the landlord a consideration of Cdn.$6.0 million or Cdn.$5.45 million, respectively, payable in common shares of BELLUS Health at the then market price of the common shares. The precise amount of rent and number of common shares issued upon conversion of notes issued to the landlord will depend, among other things, on the extent to which portions of the premises are sublet or assigned to other tenants during the relevant period.

Assuming that the notes issuable to the landlord in respect of deferred rent and interest thereon remain outstanding until March 31, 2012, are paid by way of issuance of common shares of BELLUS Health at an assumed market price of Cdn. $0.35, the closing price of the common shares of the Corporation on the TSX on April 7, 2009, and that the lease is terminated pursuant to the Second Termination Option, the maximum number of common shares issuable under the notes would be 35,633,335, representing a 71% potential dilution factor.
The holders of 2026 and 2027 convertible that have elected to receive preferred shares in the authorized capital of BELLUS Health will receive 3,096 preferred shares per $1,000 aggregate principal amount of existing convertible notes, representing a conversion price equal to 200% of the Financing Conversion Price (resulting in a conversion price of Cdn. $0.40 per share) (the “Preferred Share Conversion Price”). Such preferred shares shall be convertible into common shares of BELLUS Health on a one-to-one basis, subject to adjustment, shall entitle the holder to 6% cumulative dividends payable in cash or common shares of the Company at the option of the Company and shall be automatically converted into common shares of the Company five years from the date of issuance. Holders of US$33,085,000 principal amount of existing convertible notes have agreed to amend the terms of their notes to make them convertible into the preferred shares. The remaining holders have agreed to amend their existing convertible notes as set out below.
The amendments to the convertible notes due in 2026 include providing for a 6% annual interest rate payable in cash or common shares of BELLUS Health at the option of BELLUS Health at the then market price of the common shares, replacing the existing conversion rate adjustment period of October 2009 - November 2009 with a period from October 2012 - November 2012 for conversion of the notes at the then applicable market price of the common shares of BELLUS Health and replacing the right to have BELLUS Health redeem the notes in November 2011 with a right to redeem the notes in November 2014 at the then face value of the notes. Holders of US$13 million principal amount of the notes due in 2026 have also agreed to so amend the terms of their notes in their same manner. A holder of US$500,000 principal amount of convertible notes due in 2027 has also agreed to amend the terms of its notes, including the removal of certain negative covenants.
BELLUS Health has agreed that the right to redeem the 2026 and 2027 convertible notes, as amended, shall be exercisable 90 days prior to the maturity date of the new convertible notes to be issued to the Investors. Any additional unsecured debt, other than operating facilities or debt that is pari passu or junior in ranking to the existing convertible notes, as amended, shall not mature or be redeemable for cash prior to the date on which the redemption right of the notes comes into effect. In addition, BELLUS Health has agreed to certain restrictions on its ability to declare or pay dividends in cash while the convertible notes are outstanding.
Assuming that each of the preferred shares remain outstanding until maturity, are converted in full at the Preferred Share Conversion Price and that all dividends payable in respect of the preferred shares are paid by the issuance of common shares of BELLUS Health at an assumed market price of Cdn. $0.35, the maximum number of common shares issuable under the preferred shares would be 137,595,789, representing a 275% potential dilution factor.
Assuming that the 2026 and 2027 convertible notes are converted in full at an assumed market price of Cdn. $0.35 in 2012, when the price of such instruments gets adjusted based on the then market price of the common shares of BELLUS Health, and that all interest thereon is paid by way of issuance of common shares of BELLUS Health at an assumed market price of Cdn. $0.35, the maximum number of common shares issuable under the 2026 and 2027 convertible notes would be 56,437,714, representing a 113% potential dilution factor.
Potential Dilution
At the request of the Toronto Stock Exchange, the following table sets forth the number of common shares, the resulting potential dilution factor to existing shareholders of BELLUS Health and the resulting holding to Victoria Square Ventures Inc. and the FMRC Family Trust, which are insiders of BELLUS Health, and to Vitus Investments III Private Limited. The assumed market prices used in this press release are only for illustration purposes and do not represent any particular expected scenario. The dilution factor represents the factor by which the current number of outstanding common shares of BELLUS Health, being 50,043,892 common shares, would be increased in each scenario and the figures in the table are based on the following assumptions:
•	that each of the new convertible notes and the preferred shares remain outstanding until maturity, are converted in full at the Financing Conversion Price or Preferred Share Conversion Price, as applicable, and that all interest thereon and dividends payable in respect of the preferred shares are paid by the issuance of common shares of BELLUS Health at the assumed market prices set forth in the table below, provided that the table below assumes that the new convertible notes would not be converted at maturity if the market price were below the Financing Conversion Price;
•	that the notes issuable to the landlord in respect of deferred rent and interest thereon remain outstanding until March 31, 2012, are paid by way of issuance of common shares of BELLUS Health at the assumed market prices set forth in the table below, and that the lease is terminated pursuant to the Second Termination Option; and
•	that the 2026 and 2027 convertible notes are converted in full at the assumed market prices described in the table below in 2012, when the price of such instruments gets adjusted, and that all interest thereon is paid by way of issuance of common shares of BELLUS Health at the assumed market prices set forth in the table below.

Assumed	Number of	Number of	Number of	Number of	Total	Potential	Potential	Potential
Market	common	common	common	common	Potential	holdings	Holdings	holdings
Price	shares	shares	shares	shares	Dilution	of Victoria	of the	of
	issuable	issuable	payable to	issuable	factor	Square	FMRC Family	Vitus
	upon	upon	the landlord	upon		Ventures Inc.	Trust	Investments
	conversion	conversion	under	conversion		post	post	III
	of the new	of the	the	of the				Private
	convertible	preferred	lease	existing				Limited
	notes and	shares and		convertible				post
	payment	payment		notes
	of interest	of interest		and
	thereon	thereon		payment of
interest
thereon

C$0.10	106,774,035	225,507,360	124,716,672	197,532,000	1318%	15%	7%	7%

C$0.35	212,349,035	137,595,789	35,633,335	56,437,714	893%	29%	7%	21%

C$0.50	212,349,035	127,046,000	24,943,334	39,506,400	817%	31%	7%	23%

The transaction and the issuance of the securities contemplated by this press release are subject to the approval of the TSX and closing of the first tranche of the financing is expected to take place on or about April 16, 2009.
About BELLUS Health
BELLUS Health is a global health company focused on the development and commercialization of products to provide innovative health solutions to address critical unmet needs.
To Contact BELLUS Health
For additional information on BELLUS Health and its drug development programs, please call the Canada and United States toll-free number 1-877-680-4500 or visit the Web Site at www.bellushealth.com.
Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond BELLUS Health Inc.’s control. Such risks include but are not limited to: the ability to obtain financing immediately in the current markets, the impact of general economic conditions, general conditions in the pharmaceutical and/or nutraceutical industry, changes in the regulatory environment in the jurisdictions in which the BELLUS Health Group does business, stock market volatility, the availability and terms of any financing, fluctuations in costs, and changes to the competitive environment due to consolidation, that actual results may vary once the final and quality-controlled verification of data and analyses has been completed, as well as other risks disclosed in public filings of BELLUS Health Inc. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance, if any, on any forward-looking statements included in this news release. These statements speak only as of the date made and BELLUS Health Inc. is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise, unless required by applicable legislation or regulation. Please see the Annual Information Form of BELLUS Health Inc. for further risk factors that might affect the BELLUS Health Group and its business.